

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2025

Xiaoyan Liao
Reporting Person
SKK Holdings Limited
27 First Lok Yang Road
Singapore, U0, 629735

> **Re: SKK Holdings Limited**
> **Schedule 13D filed February 27, 2025 by Xiaoyan Liao**
> **File No. 005-94899**

Dear Xiaoyan Liao:

We have conducted a limited review of the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed February 27, 2025

General

1.   We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on February 27, 2025, was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2.   The cover page of the above-captioned Schedule 13D indicates that December 31, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

Item 3, page 1

3.   Please amend the disclosure provided in Item 3 of your Schedule 13D to include the

amount of funds used to purchase the reported Ordinary Shares. Refer to Item 3 of Schedule 13D.

<u>Item 5, page 1</u>

4.   We note your disclosure of "[n]one" in Item 5(c) of your Schedule 13D. Item 5(c), however, requires that each beneficial owner "describe any transactions in the class of securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure for each filing person with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."

We remind you that the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions